UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 4)*

ViewRay, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92672L107
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [     ] Rule 13d-1(b)
       [ X ] Rule 13d-1(c)
       [     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 92672L107

13G

Page 2 of 8 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pura Vida Investments, LLC

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

16,249,009*

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

16,249,009*

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,249,009*

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 8.96%**

12.
TYPE OF REPORTING PERSON (see instructions)

 IA







CUSIP No. 92672L107

13G

Page 3 of 8 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Efrem Kamen

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

16,249,009*

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

 16,249,009*

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,249,009*

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.96%**

12.
TYPE OF REPORTING PERSON (see instructions)

 IN, HC












CUSIP No. 92672L107

13G

Page 4 of 8 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pura Vida Master Fund, Ltd.

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 Cayman Islands


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

9,130,800

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

9,130,800

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,130,800

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.03%**

12.
TYPE OF REPORTING PERSON (see instructions)

 OO









CUSIP No. 92672L107

13G

Page 5 of 8 Pages


Item 1.

(a)
Name of Issuer

ViewRay, Inc.




(b)
Address of Issuers Principal Executive Offices

2 Thermo Fisher Way, Oakwood Village, OH, 44146

Item 2.

(a)
Name of Person Filing

Pura Vida Investments, LLC
Pura Vida Master Fund, Ltd.
Efrem Kamen
(collectively, the "Filers").




(b)
The address of the principal place of the Filers is located at:

Pura Vida Investments, LLC 512 West 22nd Street, 7th Floor, New York, NY 10022




(c)
 For citizenship of Filers, see Item 4 of the cover sheet for each Filer.





(d)
Title of Class of Securities

Common Stock




(e)
CUSIP Number

92672L107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)
[  ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
[  ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
[  ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).







(d)
[  ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).



(e)
[x]
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);









(f)
[  ]
An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);





(g)
[  ]
A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);











(h)
[  ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);






(i)
[  ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
[  ]
Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
CUSIP No. 92672L107

13G

Page 6 of 8 Pages

Item 4. Ownership.

(a) Amount beneficially owned: Pura Vida Investments LLC 16,249,009* shares Efrem Kamen 16,249,009* shares Pura
Vida Master Fund, Ltd. 9,130,800 shares
(b) Percent of class: Pura Vida Investments LLC 8.96%**
Efrem Kamen 8.96%** Pura Vida Master Fund, Ltd. 5.03%**
(c) Number of shares as to which the person has:
       (i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote Pura Vida Investments LLC 16,249,009* shares Efrem Kamen 16,249,009* shares Pura Vida Master Fund, Ltd. 9,130,800 shares
       (iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of Pura Vida Investments, LLC 16,249,009* shares Efrem Kamen 16,249,009* shares Pura Vida Master Fund, Ltd. 9,130,800 shares

*Shares reported herein are owned by Pura Vida Master Fund, Ltd.
(the "Pura Vida Master Fund") and certain separately managed accounts (the "Managed Accounts," collectively the "Client Accounts"). Pura Vida Investments, LLC ("PVI") serves as the investment manager or sub-adviser to the Client Accounts. Efrem Kamen serves as the Managing Member of PVI. Efrem Kamen serves as the managing member of PVI. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Pura Vida Master Fund and the Managed Accounts.
This report shall not be deemed an admission that the Reporting
Persons are beneficial owners of the Shares for purposes of Section
13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Persons pecuniary interest therein.

**The percentages herein are calculated based upon 181,415,780 shares of Common Stock of the Issuer outstanding per the Issuers
Form 10-Q filed with the Securities and Exchange Commission on October 28, 2022.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A




CUSIP No. 92672L107

13G

Page 7 of 8 Pages

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A


Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit A Joint Filing Agreement.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023


Pura Vida Investments, LLC

By: /s/ Efrem Kamen, Managing Member




CUSIP No. 92672L107

13G

Page 8 of 8 Pages

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities
Exchange Act of 1934, as amended, with respect to the Pura Vida Investments, LLC. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

Dated: February 14, 2023


Pura Vida Investments, LLC

By: /s/ Efrem Kamen, Managing Member